FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 4, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES
FOURTH QUARTER AND FULL YEAR 2012 RESULTS
------------------------
2012 results reflect the continued impact of the heightened competition in the cellular market

The Company continues to execute its efficiency plan, which led so far to savings at an annual rate of approximately NIS 550 million1

Cellcom Israel presents a 188% increase in free cash flow2 for the fourth quarter of 2012 compared with the fourth quarter last year and a 20.6% increase in 2012 compared with 2011
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2012 Full Year Highlights (compared to 20113):

▪	Free cash flow increased by 20.6% to NIS 1,130 million ($303 million)

▪	Total Revenues decreased 8.7% to NIS 5,938 million ($1,591 million)

▪	Service revenues decreased 3.7% to NIS 4,582 million ($1,228 million)

▪	EBITDA2 decreased 19.1% to NIS 1,753 million ($470 million)

▪	EBITDA margin 29.5%, down from 33.3%

▪	Operating income decreased 30.7% to NIS 985 million ($264 million)

▪	Net income decreased 35.6% to NIS 531 million ($142 million)

▪	Cellular subscriber base totaled approx. 3.199 million4 subscribers (at the end of December 2012)

Fourth Quarter 2012 Highlights (compared to fourth quarter of 2011):

▪	Free cash flow increased by 188% to NIS 288 million ($77 million)

▪	Total Revenues decreased 15.5% to NIS 1,407 million ($377 million)

▪	Service revenues decreased 13.4% to NIS 1,066 million ($286 million)

▪	EBITDA decreased 12% to NIS 374 million ($100 million)

▪	EBITDA margin 26.6%, up from 25.5%

▪	Operating income decreased 7.8% to NIS 189 million ($51 million)

▪	Net income increased by 48.7% to NIS 113 million ($30 million)

1	Based on a comparison of fourth quarter 2012 expenses to fourth quarter 2011 expenses.
2	Please see "Use of Non-IFRS financial measures" section in this press release.
3
The Company's consolidated financial results for 2011 include the results of Netvision Ltd., or Netvision, for the months September – December 2011, following the completion of Netvision's acquisition by the Company, on August 31, 2011.

4
After removal of approximately 138,000 data applications subscribers (M2M) from the Company's cellular subscriber base in the fourth quarter of 2012. See "Cellular subscriber base" section in this press release.

Netanya, Israel – March 4, 2013 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the fourth quarter and full year ended December 31, 2012. Revenues for the fourth quarter and full year 2012 totaled NIS 1,407 million ($377 million) and NIS 5,938 million ($1,591 million), respectively; EBITDA for the fourth quarter 2012 totaled NIS 374 million ($100 million), or 26.6% of total revenues, and for the full year 2012 totaled NIS 1,753 million ($470 million), or 29.5% of total revenues; and net income for the fourth quarter and full year 2012 totaled NIS 113 million ($30 million) and NIS 531 million ($142 million), respectively. Basic earnings per share for the fourth quarter and full year 2012 totaled NIS 1.14 ($0.31) and NIS 5.34 ($1.43), respectively.

Commenting on the results, Nir Sztern, the Company's Chief Executive Officer, said: "2012 was a year of extensive activity for the Cellcom Group. In that year we completed the merger process with Netvision, dealt with the increased competition and adjusted the Group to the new market conditions. These activities will constitute a key layer for the continued success of the Group in the coming years.

We completed a complicated merger of two large companies in a remarkable speed and quality, while achieving all the ambitious goals that we set for ourselves. Today, the Group operates with a unified headquarters and with sales and service units offering a wide variety of mobile and landline communications services to our customers. Netvision's results for 2012, with over 112,000 landline telephony customers (an increase of approximately 32,000 customers), an increase in the number of internet (ISP) customers and annual EBITDA of NIS 283 million, demonstrate the merger's success.

The Group implements aggressive efficiency measures in all areas of its operations, which led so far to savings at an annual rate of approximately NIS 550 million. During 2012, we changed processes, optimized our operations, reduced headcount and cut expenses, all that while providing a high level of service in our call and service centers. We intend to continue the efficiency measures in 2013 as well".

On market competition, Nir Sztern commented: "During 2012, we successfully launched the "Cellcom Total" marketing plans, but the low price levels in the market together with the intensified competition and the transition to offering of aggressive marketing plans by some of our competitors, led to a significant decrease in revenues. These trends are expected to further adversely affect the Company's results of operations in the first quarter of 2013.

Cellcom Israel has been successful in keeping its position as a market leader in terms of number of cellular subscribers and continues its preparations to dealing with the challenges of 2013. We will continue to strengthen Cellcom Israel's position as a leading communications group, which provides comprehensive communications solutions to the customer".

Yaacov Heen, Chief Financial Officer, commented: "2012 was a challenging year for the communications market and for the Company. While we continue implementing our efficiency plan in order to adjust the Company's expense structure to the revenue level, we expect further erosion in revenues in the first quarter of 2013, which will lead to further erosion of profitability.

In the fourth quarter of 2012 we generated free cash flow of NIS 288 million, a 188% increase compared with the fourth quarter of 2011. We concluded 2012 with free cash flow of NIS 1,130 million, a 20.6% increase compared with 2011, despite the erosion of revenues. The increase in free cash flow in 2012 is primarily a result of the decrease in purchase of cellular handsets, due to a significant decrease in sales of such handsets, and the efficiency measures implemented during the year.

The Company’s Board of Directors decided not to distribute a dividend for the fourth quarter of 2012, in order to further strengthen the Company's balance sheet at this time of market uncertainty. The Board of Directors will re-evaluate its decision in the coming quarters as market conditions develop, and taking into consideration the Company's needs".

Main Consolidated Financial Results for 2012 (compared to 2011 results, which include Netvision's Results for September through December 2011 only):

	NIS millions		% of Revenues		% Change	US$ millions (convenience translation)
	2012	2011	2012	2011		2012	2011
Revenues - Services	4,582	4,759	77.2%	73.1%	(3.7%)	1,228	1,275
Revenues - Equipment	1,356	1,747	22.8%	26.9%	(22.4%)	363	468
Total revenues	5,938	6,506	100.0%	100.0%	(8.7%)	1,591	1,743
Cost of revenues - Services	(2,450)	(2,126)	(41.3%)	(32.7%)	15.2%	(656)	(570)
Cost of revenues - Equipment	(1,013)	(1,282)	(17.0%)	(19.7%)	(21.0%)	(272)	(343)
Total cost of revenues	(3,463)	(3,408)	(58.3%)	(52.4%)	1.6%	(928)	(913)
Gross Profit	2,475	3,098	41.7%	47.6%	(20.1%)	663	830
Marketing and Sales Expenses	(865)	(990)	(14.6%)	(15.2%)	(12.6%)	(232)	(265)
General and Administration Expenses	(629)	(685)	(10.6%)	(10.5%)	(8.2%)	(168)	(184)
Other Income (Expenses), net	4	(1)	0.1%	-		1	-
Operating income	985	1,422	16.6%	21.9%	(30.7%)	264	381
Financing expenses, net	(259)	(293)	(4.4%)	(4.5%)	(11.6%)	(70)	(79)
Income before Income Tax	726	1,129	12.2%	17.4%	(35.7%)	194	302
Income Tax	(195)	(304)	(3.3%)	(4.7%)	(35.9%)	(52)	(81)
Net Income	531	825	8.9%	12.7%	(35.6%)	142	221
Free Cash Flow	1,130	937	19.0%	14.4%	20.6%	303	251
EBITDA	1,753	2,167	29.5%	33.3%	(19.1%)	470	580

Main Financial Data by Companies:

	Cellcom Israel without Netvision			Netvision	Consolidation adjustments (*)	Consolidated results
	2012	2011	Change (%)	2012		2012
	NIS millions			NIS millions
Total revenues	4,891	6,132	(20.2%)	1,134	(87)	5,938
Service revenues	3,617	4,420	(18.2%)	1,052	(87)	4,582
Equipment revenues	1,274	1,712	(25.6%)	82	-	1,356
Operating Income	907	1,425	(36.4%)	182	(104)	985
EBITDA	1,470	2,084	(29.5%)	283	-	1,753
EBITDA, as a percent of total revenues	30.1%	34.0%	(11.5%)	25.0%	-	29.5%
(*)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses related to intangible assets attributable to the acquisition of Netvision.

Main Performance Indicators (data refers to cellular subscribers only):

	2012	2011	Change (%)
Cellular subscribers at the end of the year (in thousands) 5	3,199	3,349	(4.5%)
Churn Rate for cellular subscribers (in %) 6	31.5%	25.1%	25.5%
Monthly cellular ARPU (in NIS)	87.5	106.0	(17.5%)
Average Monthly cellular MOU (in minutes)	390	346	12.7%

Financial Review

Revenues for 2012 decreased 8.7% totaling NIS 5,938 million ($1,591 million), compared to NIS 6,506 million ($1,743 million) last year. The decrease in revenues is attributed to a 22.4% decrease in equipment revenues, totaled NIS 1,356 million ($363 million) in 2012 compared to NIS 1,747 million ($468 million) in 2011, as well as a 3.7% decrease in service revenues as a result of the increased competition in the market, intensified further by the entry of new operators to the Israeli cellular market, from NIS 4,759 million ($1,275 million) in 2011 to NIS 4,582 million ($1,228 million) in 2012. These decreases were partially offset by an increase in Netvision's contribution to revenues, which totaled NIS 1,047 million ($280 million) (excluding inter-company revenues) in 2012, compared to NIS 374 million ($100 million) in 2011. The increase in Netvision's contribution was mainly due to the consolidation of Netvision's results for September through December 2011 only in 2011 (following the completion of the acquisition of Netvision on August 31, 2011), while in 2012 the Company

5
Data for 2012 is after removal of approximately 138,000 data applications subscribers (M2M) from the Company's cellular subscriber base and data for 2011 is after removal of approximately 52,000 cellular subscribers from the Company's cellular subscriber base, made during the fourth quarters of 2012 and 2011, respectively. See "Cellular subscriber base" section in this press release.

6
Churn rates for 2012 and 2011 do not include the removal of approximately 138,000 and 52,000 data/cellular subscribers, respectively, from the Company's cellular subscriber base, made during the fourth quarter of 2012 and 2011, respectively. See "Churn rate" section in this press release.

consolidated Netvision's results for the full year (hereinafter "difference in the period of consolidation of Netvision's results").

The decrease in service revenues in 2012 resulted mainly from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market as aforesaid. Most of this decrease was offset by an increase in Netvision's contribution to service revenues due to the difference in the period of consolidation of Netvision's results, which totaled NIS 965 million ($259 million) (excluding inter-company revenues) in 2012, as compared to NIS 339 million ($91 million) in 2011. After elimination of Netvision's contribution to service revenues, service revenues for 2012 decreased 18.2% compared with 2011.

The decrease in equipment revenues in 2012 resulted mainly from an approximately 37% decrease in the number of cellular handsets sold in 2012, as compared with 2011, due to regulatory changes, which led to the entry of many competitors to the cellular handsets market. This decrease was partially offset by a significant increase in revenues from sale of tablets in 2012 compared with 2011. The decrease in equipment revenues was also offset in part by an increase in Netvision's contribution to equipment revenues due to the difference in the period of consolidation of Netvision's results, which totaled NIS 82 million ($22 million) in 2012, compared to NIS 35 million ($9 million) in 2011.

Revenues for the fourth quarter of 2012 decreased 15.5% totaling NIS 1,407 million ($377 million), compared to NIS 1,665 million ($446 million) in the fourth quarter last year. The decrease in revenues is attributed mainly to a 13.4% decrease in service revenues, which totaled NIS 1,066 million ($286 million) in the fourth quarter 2012 as compared to NIS 1,231 million ($330 million) in the fourth quarter last year. The decrease in revenues also resulted from a 21.4% decrease in equipment revenues, which totaled NIS 341 million ($91 million) in the fourth quarter of 2012 as compared to NIS 434 million ($116 million) in the fourth quarter of 2011. Netvision's contribution to revenues for the fourth quarter of 2012 totaled NIS 270 million ($72 million) (excluding inter-company revenues) compared to NIS 276 million ($74 million) in the fourth quarter of 2011.

The decrease in fourth quarter 2012 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market.  Netvision's contribution to service revenues for the fourth quarter of 2012 totaled NIS 239 million ($64 million) (excluding inter-company revenues) compared to NIS 247 million ($66 million) in the fourth quarter of 2011.

The decrease in fourth quarter 2012 equipment revenues resulted from a 29% decrease in the number of cellular handsets sold during the fourth quarter of 2012 compared with the fourth quarter of 2011, as well as a 6.5% decrease in the average cellular handset sell price in the fourth quarter of 2012 as compared to the fourth quarter of 2011. The decrease in equipment revenues in the fourth quarter of 2012 was partially offset by an increase in revenues from sale of tablets. Netvision's contribution to equipment revenues for the fourth quarter of 2012 totaled NIS 31 million ($8 million) compared to NIS 29 million ($8 million) in the fourth quarter of 2011.

Cost of revenues for 2012 totaled NIS 3,463 million ($928 million), compared to NIS 3,408 million ($913 million) in 2011, a 1.6% increase. This increase is attributed mainly to an increase in Netvision's contribution to cost of revenues, primarily due to the difference in the period of consolidation of Netvision's results, which totaled NIS 749 million ($201 million) (excluding inter-company expenses) compared to NIS 264 million ($71 million) in 2011. Cost of revenues for 2012 excluding Netvision's contribution decreased 13.7%. Most of the increase in Netvision's contribution to cost of revenues was offset by a decrease in cost of cellular services and equipment, mainly the cost of content and value added services, a decrease in depreciation and amortization expenses and a decrease in cost of cellular handsets, primarily as a result of a decrease in the number of cellular handsets sold during 2012 as compared with 2011.

Cost of revenues for the fourth quarter of 2012 decreased to NIS 873 million ($234 million) from NIS 974 million ($261 million) in the fourth quarter last year, a decrease of 10.4%. This decrease resulted from the same reasons as for the decrease in the annual cost of cellular services and equipment mentioned above.

Gross profit for 2012 decreased 20.1% to NIS 2,475 million ($663 million) from NIS 3,098 million ($830 million) in 2011. Netvision's contribution to gross profit for 2012 totaled NIS 298 million ($80 million) compared to NIS 110 million ($29 million) in 2011, mainly due to the difference in the period of consolidation of Netvision's results. Gross profit margin for 2012 amounted to 41.7%, down from 47.6% in 2011. Gross profit for the fourth quarter 2012 decreased 22.7% to NIS 534 million ($143 million) from NIS 691 million ($185 million) in the fourth quarter of 2011. Gross profit margin for the fourth quarter 2012 amounted to 38%, down from 41.5% in the fourth quarter of 2011.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for 2012 decreased 10.8% to NIS 1,494 million ($400 million), compared to NIS 1,675 million ($449 million) in 2011. SG&A Expenses for 2012 excluding Netvision's contribution decreased 18.8%. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in payroll expenses, sales commissions and other expenses. The decrease in sales commissions also resulted from a decrease in the number of cellular handsets sold in 2012, as compared with 2011. The decrease in SG&A expenses also resulted from a decrease in advertising expenses and amortization expenses related to capitalized sales commissions. These decreases were partially offset by an increase in Netvision's contribution to SG&A expenses, mainly due to the difference in the period of consolidation of Netvision's results, which totaled NIS 226 million ($61 million) in 2012, including amortization expenses related to intangible assets attributable to the acquisition of Netvision, compared to NIS 113 million ($30 million) in 2011.

SG&A Expenses for the fourth quarter of 2012 decreased 28.3% to NIS 349 million ($93 million), compared to NIS 487 million ($130 million) in the fourth quarter of 2011. This decrease resulted from the same reasons as for the decrease in the annual SG&A expenses mentioned above.

Operating income for 2012 decreased 30.7% to NIS 985 million ($264 million) from NIS 1,422 million ($381 million) in 2011. Netvision's contribution to operating income in 2012 totaled NIS 78 million ($21 million), including amortization expenses related to intangible assets attributable to the acquisition of Netvision, compared to a negative contribution of NIS 3 million ($1 million) in 2011.  Operating income for the fourth quarter 2012 decreased 7.8% to NIS 189 million ($51 million) from NIS 205 million ($55 million) in the fourth quarter of 2011.

EBITDA for 2012 decreased 19.1% to NIS 1,753 million ($470 million) from NIS 2,167 million ($580 million) in 2011. EBITDA, as a percent of revenues, totaled 29.5%, down from 33.3% in 2011. Netvision's contribution to EBITDA for 2012 totaled NIS 283 million ($76 million) compared to NIS 83 million ($22 million) in 2011, mainly due to the difference in the period of consolidation of Netvision's results. EBITDA for the fourth quarter 2012 decreased 12% totaling NIS 374 million ($100 million) compared to NIS 425 million ($114 million) in the fourth quarter of 2011. EBITDA for the fourth quarter 2012, as a percent of fourth quarter revenues, totaled 26.6%, up from 25.5% in the fourth quarter of 2011.

Financing expenses, net for 2012 decreased 11.6% and totaled NIS 259 million ($70 million), compared to NIS 293 million ($79 million) in 2011. The decrease resulted from a decrease in Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, due to decreased inflation rate in 2012, compared with 2011, an increase in interest income, associated with handsets sales, as well as an increase in gains from the Company's investment in tradable debentures in 2012, compared with 2011. The decrease in financing expenses, net, also resulted from income from foreign currency exchange differences related to trade payables in 2012, which resulted mainly from appreciation of 2.3% of the NIS against the US dollar, compared to loss from foreign currency exchange differences in 2011, which resulted from depreciation of 7.7% of the NIS against the US dollar in that year. These effects were partially offset by an increase in interest expenses, associated with the Company's debentures, in 2012, compared with 2011, due to the higher debt level following the issuance of additional debentures in March 2012. The decrease in financing expenses, net, was offset in part also by a decrease in deposit interest income, due to lower deposits balance and decreased interest rate in 2012 compared with 2011.

Financing expenses, net for the fourth quarter 2012 decreased 31.1% and totaled NIS 42 million ($11 million), compared to NIS 61 million ($16 million) in the fourth quarter of 2011. The decrease resulted mainly from income from foreign currency exchange differences related to trade payables in the fourth quarter of 2012, which resulted mainly from appreciation of 4.6% of the NIS against the US dollar, compared to loss from foreign currency exchange differences in the fourth quarter of 2011, which resulted from depreciation of 2.9% of the NIS against the US dollar in that quarter. The decrease in financing expenses, net, also resulted from an increase in CPI linkage income, associated with the Company's debentures, due to higher deflation rate in the fourth quarter of 2012, compared with the fourth quarter of 2011. These effects were partially offset by an increase in loss on the Company's hedging portfolio, and an increase in interest expenses, associated with the Company's debentures, in the fourth quarter of 2012 compared with the fourth quarter of 2011, due to a higher debt level.

Income tax for 2012 decreased 35.9% to NIS 195 million ($52 million) from NIS 304 million ($81 million) in 2011. The decrease in income tax resulted mainly from a 35.7% decrease in income before income tax, as well as from a one-time deferred tax expense of approximately NIS 33 million ($9 million) recorded in the fourth quarter of 2011, following an amendment to the Israeli tax ordinance. The decrease in income tax was partially offset by an increase in the corporate tax rate, which totaled 25% in 2012 compared to 24% in 2011.

Net Income for 2012 decreased 35.6% to NIS 531 million ($142 million) from NIS 825 million ($221 million) in 2011. Netvision's contribution to net income increased from NIS 4 million ($1 million) in 2011 to NIS 67 million ($18 million) in 2012, mainly due to the difference in the period of consolidation of Netvision's results.  Net income for the fourth quarter 2012 increased 48.7% to NIS 113 million ($30 million) from NIS 76 million ($20 million) in the fourth quarter of 2011, as a result of one-time adverse effects on the results of the fourth quarter of 2011, among them, the one-time deferred tax expense recorded in the fourth quarter of 2011.

Basic earnings per share for 2012 totaled NIS 5.34 ($1.43), compared to NIS 8.28 ($2.22) in 2011. Basic earnings per share for the fourth quarter 2012 totaled NIS 1.14 ($0.31), compared to NIS 0.76 ($0.20) in the fourth quarter last year.

Operating Review

Cellular subscriber base – at the end of 2012 the Company had approximately 3.199 million cellular subscribers. In the fourth quarter of 2012 the Company removed approximately 138,000 data applications subscribers (M2M-machine to machine) from its cellular subscriber base, each of whom generated accumulated revenues of less than NIS 1 over a period of six months, after the Company added such a revenue generation criterion to its subscriber count policy, in regards to M2M subscribers. After elimination of this removal, during the fourth quarter of 2012 and the full year 2012, the Company's cellular subscriber base decreased by approximately 1,000 and 12,000 net cellular subscribers, respectively.

The Churn Rate in 2012 totaled 31.5%, compared to 25.1% in 2011. The churn rate for the fourth quarter 2012 totaled to 8.7%, compared to 6.0% in the fourth quarter last year. Both annual and quarterly churn rates were primarily affected by the intensified competition in the cellular market. Both annual and quarterly churn rates are excluding the above mentioned removal of data subscribers.

Average monthly cellular Minutes of Use per subscriber ("MOU") in 2012 totaled 390 minutes, compared to 346 minutes in 2011, an increase of 12.7%. MOU for the fourth quarter 2012 totaled 428 minutes, compared to 351 minutes in the fourth quarter 2011, an increase of 21.9%. Both annual and quarterly increases in the MOU primarily resulted from subscribers' transition to marketing plans, which include unlimited air time minutes.

The monthly cellular Average Revenue per User (ARPU) for 2012 totaled NIS 87.5 ($23.4), compared to NIS 106.0 ($28.4) in 2011. ARPU for the fourth quarter 2012 totaled NIS 82.4 ($22.1), compared to NIS 95.4 ($25.6) in the fourth quarter last year. Both annual and quarterly figures were affected, among others, by the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for 2012, increased by 20.6% to NIS 1,130 million ($303 million), compared to NIS 937 million ($251 million) in 2011 (after elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,458 million ($391 million), net of cash acquired in the amount of NIS 120 million ($32 million)). Free cash flow for the fourth quarter of 2012 increased by 188% totaling NIS 288 million ($77 million), compared to NIS 100 million ($27 million) generated in the fourth quarter of 2011. Cash flows from operating activities for 2012 increased by 23.2%, compared with last year, mainly due to the significant decrease in sales of cellular handsets, which led to a decrease in the immediate payment to vendors for handset purchases, as opposed to spreading the consideration when these handsets are sold to the Company's subscribers (usually in installments over a period of 36 months). The increase in cash flows from operating activities was partially offset by a decrease in proceeds from customers due to the decrease in service revenues in 2012 compared with 2011, resulted from the intensified competition in the cellular market. An increase in cash flows used for acquisition of fixed assets in 2012 compared with 2011 offset in part the increase in cash flows from operating activities.

Total Equity

Total Equity as of December 31, 2012 amounted to NIS 500 million ($134 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investment in Fixed Assets and Intangible Assets

During 2012 and the fourth quarter 2012, the Company invested NIS 537 million ($144 million) and NIS 140 million ($38 million), respectively, in fixed assets and intangible assets (including, among others, rights of use of communication lines and investments in information systems and software), compared to NIS 520 million ($139 million) and NIS 234 million ($63 million) in 2011 and the fourth quarter 2011, respectively.

Dividend

On March 4, 2013, the Company's board of directors decided not to declare a cash dividend for the fourth quarter of 2012. In making its decision, the board of directors considered the Company's dividend policy and business status and determined, that given the continued intensified competition and substantial changes in pricing and their continued current and expected adverse effect on the Company's results of operations, the Company should wait for the competitive situation to clarify, to strengthen the Company's balance sheet and not distribute a dividend at this time. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2012 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of December 31, 2012, see "Disclosure for Debenture Holders" section in this press release.

Conference Call Details

The Company will be hosting a conference call on Monday, March 4, 2013 at 10:00 am EST, 07:00 am PST, 15:00 GMT, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141	UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

Annual report for 2012

Cellcom Israel will be filing its annual report for the year ended December 31, 2012 (on form 20-F) with the US Securities and Exchange Commission today, March 4, 2013. The annual report will be available for download at the Cellcom Israel's website in the investor relations section of Cellcom Israel's website at: www.cellcom.co.il. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company's website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.199 million subscribers (as at December 31, 2012) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2012.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)\US$ exchange rate of NIS 3.733 = US$ 1 as published by the Bank of Israel for December 31, 2012.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See the reconciliation note in this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Consolidated Statements of Financial Position

			Convenience
			translation into
			US dollar
	December 31,	December 31,	December 31,
	2011	2012	2012
	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	920	1,414	379
Current investments, including derivatives	290	493	132
Trade receivables	1,859	1,856	497
Other receivables	93	67	18
Inventory	170	112	30

Total current assets	3,332	3,942	1,056

Trade and other receivables	1,337	1,219	327
Property, plant and equipment, net	2,168	2,077	556
Intangible assets, net	1,680	1,515	406
Deferred tax assets	40	34	9

Total non- current assets	5,225	4,845	1,298

Total assets	8,557	8,787	2,354

Liabilities
Short term credit and current maturities of long term loans and debentures	674	1,129	302
Trade payables and accrued expenses	1,026	827	221
Current tax liabilities	69	87	23
Provisions	148	175	47
Other payables, including derivatives	547	492	132
Dividend declared	189	-	-

Total current liabilities	2,653	2,710	725

Long-term loans from banks	19	10	3
Debentures	5,452	5,368	1,438
Provisions	21	21	6
Other long-term liabilities	41	21	6
Liability for employee rights upon retirement, net	10	12	3
Deferred tax liabilities	174	145	39

Total non- current liabilities	5,717	5,577	1,495

Total liabilities	8,370	8,287	2,220

Equity attributable to owners of the Company
Share capital	1	1	-
Cash flow hedge reserve	7	(12)	(3)
Retained earnings	175	509	136

Non-controlling interest	4	2	1

Total equity	187	500	134

Total liabilities and equity	8,557	8,787	2,354

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Income

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2012
	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	6,662	6,506	5,938	1,591
Cost of revenues	(3,322)	(3,408)	(3,463)	(928)

Gross profit	3,340	3,098	2,475	663

Selling and marketing expenses	(756)	(990)	(865)	(232)
General and administrative expenses	(641)	(685)	(629)	(168)
Other income (expenses), net	(5)	(1)	4	1

Operating profit	1,938	1,422	985	264

Financing income	106	116	181	48
Financing expenses	(336)	(409)	(440)	(118)
Financing expenses, net	(230)	(293)	(259)	(70)

Profit before taxes on income	1,708	1,129	726	194

Taxes on income	(417)	(304)	(195)	(52)
Profit for the year	1,291	825	531	142
Attributable to:
Owners of the Company	1,291	824	530	142
Non-controlling interests	-	1	1	-
Profit for the year	1,291	825	531	142

Earnings per share
Basic earnings per share (in NIS)	13.04	8.28	5.34	1.43

Diluted earnings per share (in NIS)	12.98	8.28	5.33	1.43

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2012
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	1,291	825	531	142
Adjustments for:
Depreciation and amortization	724	738	765	205
Share based payment	1	6	7	2
Loss on sale of property, plant and equipment	5	-	2	-
Gain on sale of shares in an associate	-	-	(6)	(2)
Income tax expense	417	304	195	52
Financing expenses, net	230	293	259	70
Other expenses	-	2	2	-

Changes in operating assets and liabilities:
Change in inventory	-	(67)	52	14
Change in trade receivables (including long-term amounts)	172	(585)	183	49
Change in other receivables (including long-term amounts)	(6)	61	6	2
Change in trade payables, accrued expenses and provisions	(42)	146	(89)	(23)
Change in other liabilities (including long-term amounts)	(16)	(52)	(92)	(24)
Proceeds from (payments for) derivative hedging contracts, net	(16)	(14)	20	5
Income tax paid	(380)	(325)	(209)	(56)
Income tax received	-	-	15	4
Net cash from operating activities	2,380	1,332	1,641	440

Cash flows from investing activities
Acquisition of property, plant, and equipment	(441)	(333)	(457)	(122)
Acquisition of intangible assets	(180)	(99)	(97)	(26)
Acquisition of activity	(108)	-	-	-
Acquisition of subsidiary, net of cash acquired	-	(1,458)	-	-
Change in current investments, net	(154)	197	(212)	(57)
Proceeds from (payments for) other derivative contracts, net	(17)	1	9	2
Proceeds from sale of property, plant and equipment	2	3	7	2
Interest received	9	33	35	9
Proceeds from sale of shares in a consolidated company	-	-	7	2
Net cash used in investing activities	(889)	(1,656)	(708)	(190)

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows (cont.)

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2012
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	34	11	(12)	(3)
Repayment of long term loans from banks	(8)	(4)	(16)	(4)
Repayment of debentures	(343)	(354)	(660)	(177)
Proceeds from issuance of debentures, net of issuance costs	-	2,165	992	265
Dividend paid	(1,319)	(858)	(391)	(105)
Interest paid	(225)	(245)	(352)	(94)

Net cash from (used in) financing activities	(1,861)	715	(439)	(118)

Cash balance presented under assets held for sale	-	(4)	-	-

Changes in cash and cash equivalents	(370)	387	494	132

Cash and cash equivalents as at the beginning of the year	903	533	920	247

Cash and cash equivalents as at the end of the year	533	920	1,414	379

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2010 NIS millions	2011 NIS millions	2012 NIS millions	2012 US$ millions
Net income	1,291	825	531	142
Income taxes	417	304	195	52
Financing income	(106)	(116)	(181)	(48)
Financing expenses	336	409	440	118
Other expenses (income)	5	1	(4)	(1)
Depreciation and amortization	724	738	765	205
Share based payments	-	6	7	2
EBITDA	2,667	2,167	1,753	470

Free cash flow

The following table shows the calculation of free cash flow:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2010 NIS millions	2011 NIS millions	2012 NIS millions	2012 US$ millions
Cash flows from operating activities	2,380	1,332	1,641	440
Cash flows from investing activities	(889)	(*) (198)	(708)	(190)
short-term Investment in (sale of) tradable debentures	154	(197)	(**) 197	53
Free cash flow	1,645	937	1,130	303

(*)	After elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,458 million (net of cash acquired in the amount of NIS 120 million).
(**)	Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2012

Aggregation of the information regarding the debenture series issued by the company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.12.2012					As of 04.03.2013		Interest Rate(fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B(4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	925.102	1,094.657	57.224	1,151.881	953.299	740.081	875.725	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
C	07/10/07 03/02/08*	326	36.222	41.818	0.643	42.462	42.456	-	-	4.60%	01.03.09	01.03.13	March 1 and September 1	Linked to CPI	Reznik, Paz, Nevo Trusts Ltd. Accountant Yossi Reznik. 14 Yad Haruzim St., Tel Aviv. Tel: 03-6393311.
D **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	2,423.075	2,797.456	72.793	2,870.249	3,112.925	2,423.075	2,797.456	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 30/03/11* 18/08/11*	1,798.962	1,499.135	1,499.135	92.412	1,591.547	1,273.186	1,199.308	1,199.308	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4) (5) **	20/03/12	714.802	714.802	725.112	15.469	740.580	789.642	714.802	725.11	4.35%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4) (5)	20/03/12	285.198	285.198	285.198	9.427	294.625	313.689	285.198	285.198	6.74%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
Total		6,473.139	5,883.534	6,443.376	247.968	6,691.344	6,485.197	5,362.464	5,882.797

Comments:
(1) In the reported period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. In 2012, no cause for early repayment occurred. Debentures F and G financial covenants  - as of December 31, 2012  the net leverage (net debt to EBITDA ratio- see definition in the Company's annual report for the year ended December 31, 2012 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Shelf prospectus") was 2.60. (2) Including interest accumulated in the books. (3) Annual payments, excluding series C, F and G debentures in which the payments are semi annual. (4) Regarding Debenture series  B, F and G- the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F and G - the company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2012 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service – Shelf prospectus").
(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2012 (cont.)

Debentures Rating  Details*

Series	Rating Company	Rating as of 31.12.2012 (1)	Rating as of 04.03.2013	Rating assigned upon issuance of the Series	Recent date of rating as of 04.03.2013	Additional ratings between original issuance and the recent date of rating as of 04.03.2013 (2)
Rating
B	S&P Maalot	AA-	AA-	AA-	11/2012	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA-, AA,AA- (2)
C	S&P Maalot	AA-	AA-	AA-	11/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA-, AA,AA- (2)
D	S&P Maalot	AA-	AA-	AA-	11/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA-, AA,AA- (2)
E	S&P Maalot	AA-	AA-	AA	11/2012	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA,AA- (2)
F	S&P Maalot	AA-	AA-	AA	11/2012	5/2012, 11/2012	AA,AA- (2)
G	S&P Maalot	AA-	AA-	AA	11/2012	5/2012, 11/2012	AA,AA- (2)

(1)	In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. For details regarding the rating of the debentures see the S&P Maalot report dated November 4, 2012.

*
A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2012

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	775,542	290,443	-	-	-	333,349
Second year	736,559	290,443	-	-	-	275,844
Third year	736,559	290,443	-	-	-	219,235
Fourth year	736,559	290,443	-	-	-	162,763
More than five years	1,435,621	572,361	-	-	-	157,155
Total	4,420,840	1,734,135	-	-	-	1,148,345

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	775,542	290,443	-	-	-	333,349
Second year	736,559	290,443	-	-	-	275,844
Third year	736,559	290,443	-	-	-	219,235
Fourth year	736,559	290,443	-	-	-	162,763
More than five years	1,435,621	572,361	-	-	-	157,155
Total	4,420,840	1,734,135	-	-	-	1,148,345

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2012 (cont.)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	8,791	-	-	-	1,103
Second year	-	5,041	-	-	-	602
Third year	-	5,041	-	-	-	302
Fourth year	-	15	-	-	-	-
More than five years	-	-	-	-	-	-
Total	-	18,888	-	-	-	2,007

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	12	-	-	-	4
Second year	-	12	-	-	-	3
Third year	-	12	-	-	-	2
Fourth year	-	12	-	-	-	1
More than five years	-	12	-	-	-	1
Total	-	58	-	-	-	11

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	44,670	9,372	-	-	-	15,275
Second year	41,864	9,372	-	-	-	12,439
Third year	41,864	9,372	-	-	-	9,667
Fourth year	41,864	9,372	-	-	-	6,900
More than five years	67,913	12,652	-	-	-	5,736
Total	238,175	50,141	-	-	-	50,018

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2012 (cont.)

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	1,234
Second year	-	26,371	-	-	-	1,234
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
More than five years	-	-	-	-	-	-
Total	-	26,371	-	-	-	2,468

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 4, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel